ATLATSA ANNOUNCES RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2012

March 28, 2013 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) announces its operating and financial results for the three and twelve months ended December 31, 2012. This release should be read together with the Company’s Financial Statements, Management Discussion & Analysis and Form 20-F currently filed on www.atlatsaresources.co.za and www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

The 2012 financial year brought with it many changes for the Company, including:

  The appointment of a new management team at Bokoni Platinum Mines (“Bokoni Mine”) effective February 2012

  Significant operational and financial improvements demonstrated in Q2 2012 and Q3 2012

  Q4 2012 being negatively impacted by unprotected strike action at Bokoni Mine, which resulted in almost no production for the fourth quarter, and consequently having a negative impact on the operational and financial performance for the Company in the financial year under review;

  The completion of a strategic review at the Bokoni Mine operations, culminating in an agreement between Atlatsa and Anglo American Platinum relating to a Revised Restructure Plan for Atlatsa and the Bokoni Group of Companies, which results in a much improved financial and operational outlook for Atlatsa going forward.

Operating and financial performance

After a stellar performance by the new management team appointed at Bokoni Mine which resulted in quarter-on-quarter improvements of approximately 15% on all key measuring metrics, Bokoni Mine was negatively impacted by an unprotected strike resulting in almost no production at the operations during Q4 2012. A summary of the unprotected strike and its impact is set out below.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 372 5816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Unprotected strike

On October 1, 2012, employees at the Bokoni Mine embarked on unprotected strike action, as part of an industry-wide strike contagion.

Employees who participated in the strike action were not paid during this period. Following numerous unsuccessful efforts to resolve the situation, all striking employees (approximately 2,300 people) were dismissed on November 8, 2012. Following interventions from community leaders and other interested and affected parties, dismissed employees were provided with an opportunity to be re-instated if they returned to work by December 7, 2012. An agreement was reached with the three recognised unions at the Bokoni Mine - National Union of Mineworkers (“NUM”), United Association of South Africa (“UASA”) and Togetherness Amalgamated Workers Union of South Africa (“TAWUSA”) - allowing for employees to return to work on the following basis:

  re-instatement of dismissed employees,

  $234.4 (ZAR2,000) signing bonus payment; and

  implementation of a $46.9 (ZAR400) monthly travelling allowance to qualifying employees.

Employees were re-instated on December 7, 2012.

A summary of financial losses incurred due to the unprotected strike are as follows:

  damage to property and assets – $1.1 million(ZAR9.4 million);

  extraordinary costs incurred such as legal fees, security costs and overtime for essential services amounting to $3.2 million (ZAR27.1 million);

  Estimated lost revenue at Bokoni Mine relating to approximately 35,500 PGM oz (4E) of production in Q4 2012, plus certain operational costs associated with maintaining essential services as well as the extraordinary costs described above.

Set out below are summaries of the key operating and financial results for Bokoni Mine and the Company for the periods under review.

Operating results		Q4 2012	Q4 2011	% Change	2012	2011	% Change
Tonnes milled	T	6,319	257,621	(98%)	863,675	1,047,401	(18%)
Recovered grade	g/t milled,4E	4.58	4.08	12%	4.21	3.86	9%
4E oz produced	Oz	2,045	29,316	(93%)	102,671	113,625	(10%)
UG2 mined to total output	%	-	36.4	(100%)	34.07	32.6	5%
Primary development	M	-	2,875	(100%)	7,550	10,549	(28%)
Capital expenditure	$m	5.5	4.8	15%	38.9	28.7	36%
Operating cost/tonne milled	ZAR/t	N/A	1,285	(3,071%)	1,535	1,194	(29%)
Operating cost/4E oz	ZAR/4E oz	N/A	11,292	(1,015%)	12,902	11,009	(17%)
Lost-time injury frequency rate (“LTIFR”)	Per 200,000 hours worked	-	2.41	100%	0.93	1.87	50%

Total permanent labor (mine operations)	Number	3,479	3,498	(1%)	3,479	3,498	(1%)
Total contractors (mine operations)	Number	1,553	1,826	(15%)	1,553	1,826	(15%)

Consolidated statement of comprehensive income summary
Expressed in Canadian Dollars (000’s)	Q4 2012	Q4 2011	FY 2012	FY 2011
Revenue	809	32,514	117,557	144,407
Cash operating costs	27,282	41,722	158,388	167,997
Cash operating (loss)/profit*	(26,473)	(9,208)	(40,831)	(23,590)
Operating margin	(3,272%)	(28%)	(35%)	(16%)
EBITDA	(46,799)	(12,834)	35,545	(46,008)
Loss after tax	(63,684)	(35,519)	(95,567)	(147,865)
Non-controlling interest	(20,023)	(15,997)	(76,849)	(65,936)
Loss attributable to Atlatsa shareholders	(43,660)	(19,522)	(18,718)	(81,929)
Basic and diluted loss per share - cents	10	4	4	19
*Cash operating profit/(loss) before depreciation and amortization

Safety

It is with deep regret that the Company reports that Mr Zimele Gwantshu was fatally injured in an accident on 14 February, 2012 at UM2 shaft, following a fall of ground incident.

Pleasingly, group LTIFR improved significantly to 0.93 per 200,000 hours in 2012 from 1.87 in 2011. Positive engagement with the South African Department of Mineral Resources on safety matters has continued.

Operational results

All key operating metrics at Bokoni Mine showed significant improvements under the new management team during Q2 2012 and Q3 2012, where a positive production trend had started to develop. Unfortunately all of these efforts, when measured on an annual basis, were marred by the negative impacts of the unprotected strike during Q4 2012.

The most notable improvements achieved at the operations during 2012 included material improvements in mining efficiency, feed grades and plant recoveries through a much improved performance at the Bokoni Concentrator plant, all of which resulted in a 9% year-on-year improvement in recovered grade.

Operational efficiencies also improved through the introduction of a number of new management initiatives, including an amended bonus system, adjusted crew size compositions, variable pay and leave cycles.

Encouragingly, the production start up at Bokoni Mine after the unprotected strike in Q1 2013 has gone better than anticipated, with production having normalised immediately after the year-end break in January 2013.

Financial results

Revenue for FY 2012 was $117.6 million (ZAR963.6 million) (FY 2011: $144.4 million (ZAR1,055.6 million)). The unprotected strike had a significant negative influence in revenue.

The average PGM basket price achieved for FY 2012 was US$1,221/oz (ZAR9,978/oz), representing a 12% decrease on FY 2011 at US$1,380/oz (ZAR10,028/oz). The average ZAR to $ exchange rate achieved for FY 2012 was ZAR8.19= $1 (FY 2011: ZAR7.33= $1).

Cash operating costs for FY 2012 decreased to $158.4 million (ZAR1,298.3 million) from $167.9 million (ZAR1,230.7 million) in FY 2011, primarily attributable to the unprotected strike at Bokoni Mine.

From Q1 to Q3 2012 the mine achieved a decrease in ZAR/4E unit costs of 23%.

Revised Restructure Plan

Subsequent to year-end, on March 27, 2013, the Company announced that it had entered into a ZAR3.5 billion (US$ 380 million) Revised Restructure Plan with Anglo American Platinum, which will have a material positive impact on the Company’s operational and financial outlook going forward.

Upon implementation of the Revised Restructure Plan, Atlatsa and the Bokoni group will be well positioned to implement their business strategy on a more conservative, lower risk and sustainable basis. The Revised Restructure Plan retains most of the elements agreed between the Parties in the Initial Restructure Plan announced on 2 February, 2012 and improves on the Initial Restructure Plan as follows:

A new and more conservative operating and financing plan for Bokoni Mine through to 2020.

An simplification to the equity capital structure of Atlatsa which results in:

an equity capital injection into Atlatsa of ZAR 750 million ($ 87.9million) by Anglo American Platinum subscribing for 125 million new common shares in Atlatsa at ZAR 6.00 per share (US$0.71 cps), the proceeds of which will be used to further reduce Atlatsa’s outstanding debt;

the unwinding of the historical “B” preference share arrangement, such that Atlatsa will have one class of common shares going forward; and

an increase in the BEE shareholding in Atlatsa from 51% to 62% (fully diluted), facilitated by Anglo American Platinum selling 115.8 million Atlatsa common shares, arising from the unwind of the “B” preference shares, to Atlatsa Holdings for ZAR 463 million ($ 54.27 million) on a vendor-financed basis.

An amendment to the debt capital structure and financing terms of Atlatsa, which results in the following revisions to the existing debt facility between Atlatsa and Anglo American Platinum:

a 75% reduction in Atlatsa’s attributable debt from ZAR 3.28 billion ($ 384.87 million) to approximately ZAR 833 million ($ 97.66 million), as at 31 December 2012;

an increase in the existing debt facility by ZAR 700 million ($ 82.06 million) made available to Atlatsa to finance its 51% pro rata share of the planned expansion at Bokoni Mine through to 2020 with a maximum facility limit of ZAR1.55 billion ($181.71million); and

a reduction in Atlatsa’s estimated effective cost of borrowing from 13% to 2% over the debt term period between 2013 to 2020.

The implementation of the Revised Restructure Plan will be subject, inter alia, to the fulfillment or, where appropriate, waiver of the following conditions precedent:

Approval by the shareholders of Atlatsa;
All of the agreements constituting the Revised Restructuring Plan becoming unconditional;
To the extent required, unconditional approval by the Competition Authorities of South Africa;
To the extent required, unconditional approval by the South African Reserve Bank; and
Approval of the Transaction by the relevant regulatory authorities including the TSX Venture Exchange, JSE Limited, NYSE-MKT, the South African Department of Mineral Resources and ministerial approval of the transfer of mineral rights.

For additional information on the Revised Restructure Plan refer to the news releases of Atlatsa dated February 2, 2012, September 27, 2012 and March 27, 2013 as well as the material change reports filed on February 13, 2012 and September 27, 2012, all of which are available at www.sedar.com.

Earnings

Largely as a result of the negative financial impacts of the unprotected strike at Bokoni Mine, the Company incurred an operating loss attributable to Atlatsa shareholders of $18.7 million, a basic and diluted loss of 4 cents per share, for the 2012 financial year.

The Company recognised a fair value gain at year-end of $90.6 million arising from the implementation of phase one of the Revised Restructure Plan, which took place on 28 September 2012. This had a material positive impact on the Company’s earnings for the period.

The FY 2012 financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the Revised Restructure Plan described above is successfully approved by Atlatsa shareholders before 30 June, 2013.

The audit report included in the Company's Annual Report on Form 20-F ("20-F") contained an opinion from its independent registered public accounting firm, KPMG Inc., which included a "going concern" explanatory paragraph. The Company discusses this matter in Note 2 to the financial statements included in its 20-F. This press release does not represent any change or amendment to the Company's financial statements or its 20-F.

Note on cautionary and no conference call

Atlatsa will not be holding a conference call or presentation to accompany these results. The Company will resume detailed shareholder communications in due course.

Queries:

On behalf of Atlatsa
Joel Kesler
Chief Commercial Officer
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Pam Wolstenholme
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Capital (Pty) Ltd
Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the completion of the Bokoni Group restructure and refinancing;

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;

changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

expected effective future tax rates in jurisdictions in which our operations are located;

the protection of the health and safety of mine workers; and

mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2012 filed at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available at www.sedar.com.